SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Second Quarter 2010 Results August 12, 2010 Page 1

AMBEV REPORTS 2010 SECOND QUARTER RESULTS UNDER IFRS

São Paulo, August 12, 2010– Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2010 second quarter (Q2 2010). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three and six months period ended June 30, 2010 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. “Scopes” represent the impact of acquisitions and divestitures, monetary restatement for hyperinflationary economies, and the start-up or termination of activities. Unless stated, percentage changes in this press release are both organic and normalized in nature.  Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2009 (Q2 2009). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Net sales grew 11.5% driven by volume growth as well as price increases across our regions, with Net Revenue/hl growing 3.0% in the period. Organic volume growth of 8.3% in the period was driven by a 12.6% volume growth in Brazil, 1.5% volume growth in HILA-Ex and 2.2% volume growth in Latin America South, which was partly offset by volume contraction of -5.5% in Canada.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS/hl increased by 11.2% due to higher currency and sugar hedges as well as packaging costs, which were partly offset in the quarter by gains in aluminum and barley hedges, lower corn prices and productivity initiatives. SG&A (excl. depreciation & amortization) increased organically by 11.4% driven by volume growth, inflation, higher logistic costs and investments in the market to support our brands in advance to the World Cup.

EBITDA, Operating Cash generation and Profit: Our Normalized EBITDA reached R$2,422.9 million in Q2 2010, an organic growth of +4.7%, while margin contracted 270bps in the period to 42.7%. Cash generated from operations was R$2,552.9 million in Q2 2010, an increase of 8.9% as compared to 2009. Our Normalized Profit was R$1,525.5 million (+9.6%) in Q2 2010 while our Normalized Earnings per share (EPS) grew 9.1%.

Payout and Financial discipline: In Q2 2010 there was no announcement regarding dividends or IOC payment and the company did not buyback any shares. We filed a request for an approximately R$ 50 MM public share offer estimated to be concluded by September and, as announced, following the conclusion of this Offer a Board Meeting will deliberate with respect to the payment of dividends and interest on own capital of approximately R$ 2 billion.

Financial Highlights - AmBev Consolidated			% As	%			% As	%
R$ million	2Q09	2Q10	Reported	Organic	YTD 09	YTD 10	Reported	Organic
Total volumes	34,076.5	36,896.0	8.3%	8.3%	71,344.7	77,822.6	9.1%	8.7%
Beer	24,499.0	26,783.1	9.3%	9.3%	50,813.8	56,182.4	10.6%	10.5%
CSD and NANC	9,577.5	10,112.9	5.6%	5.6%	20,530.8	21,640.2	5.4%	4.0%

Net sales	5,348.1	5,678.4	6.2%	11.5%	11,003.8	11,799.8	7.2%	14.0%
Gross profit	3,623.7	3,739.4	3.2%	7.3%	7,382.3	7,861.8	6.5%	12.3%
Gross margin	67.8%	65.9%	-190 bps	-260 bps	67.1%	66.6%	-50 bps	-100 bps
EBITDA	2,367.3	2,408.4	1.7%	4.7%	5,167.7	5,182.3	0.3%	4.7%
EBITDA margin	44.3%	42.4%	-190 bps	-270 bps	47.0%	43.9%	-300 bps	-380 bps
Normalized EBITDA	2,383.1	2,422.9	1.7%	4.7%	4,966.0	5,229.4	5.3%	10.0%
Normalized EBITDA margin	44.6%	42.7%	-190 bps	-270 bps	45.1%	44.3%	-80 bps	-160 bps
Profit - AmBev holders	1,375.6	1,510.2	9.8%		2,964.2	3,160.4	6.6%
Normalized Profit - AmBev holders	1,391.4	1,525.5	9.6%		2,762.6	3,242.1	17.4%
No. of share outstanding (millions)	616.0	619.1			616.0	619.1
EPS (R$/shares)	2.23	2.44	9.2%		4.81	5.10	6.1%
Normalized EPS	2.26	2.46	9.1%		4.48	5.24	16.8%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Second Quarter 2010 Results August 12, 2010 Page 2

SUMMARY

During the second quarter our normalized consolidated EBITDA totaled R$2,422.9 million, a 4.7% organic increase, while our EBITDA for the first half of 2010, reached R$5,229.4 million, representing an organic increase of 10.0% versus the first half of 2009. Consolidated volumes increased by 8.3% in Q2 2010 and by 8.7% for the HY10, mainly due to strong volume growth in Brazil.

In Brazil, positive macroeconomic fundamentals continued supporting industry growth. Further, our successful innovations and market share gains in comparison to 2009 continued to drive beer volume growth, which increased 13.7% in the quarter. Our CSD & Nanc business also performed well and delivered a 9.3% volume growth for the Q2 2010.

Our Normalized EBITDA in Brazil increased by 11.7% in the quarter, with margins contracting 270bps. As we previously indicated our COGS suffered a negative impact mainly from higher currency hedges, which are particularly unfavorable this quarter and will have a neutral impact during H2 versus previous year, as well as from imported cans. We were also expecting a tougher quarter due to marketing investments in advance to the World Cup.

“We were able to take advantage of a combination of our focus on innovation, higher disposable income and the World Cup to deliver again solid revenue for Beer and  CSD this quarter”, says João Castro Neves, Chief Executive Officer (CEO) for Ambev.

HILA-ex reported a volume increase of 1.5% and EBITDA organic decrease R$28.9 million in the quarter. João Castro Neves comments: “We had a tough second quarter, particularly in Venezuela, after improvements verified in previous four quarters.  We will continue working hard to go back to the earlier positive trend by focusing on our long-term objectives for the region”.

Latin America South contributed with Normalized EBITDA of R$300.2 million in the period reflecting higher volumes in the beer business as a result of industry growth in the region, as well as  market shares either stable or growing in every country. “We reached a 7.3% EBITDA growth in the quarter with beer volumes back in the growth path. We supported our mainstream and premium brands through strong investments, focused market execution and continued attention to our innovation pipeline”, says Bernardo Paiva, CEO for Quinsa.

In Canada, Labatt delivered Normalized EBITDA of R$463.0 million in the quarter, registering an organic decline of 11.1% and a 230 bps margin contraction. “Second quarter results are in line with our previous statement that the first half of the year would be tough as a result of the phasing of commercial investments and the expectation of a lower market share versus the prior year. We are implementing a series of actions aiming at reverting this trend and remain committed to deliver our market share and profitability goals in a balanced way”, says Bary Benun, Labatt’s President.

“Overall we had a softer organic EBITDA growth with margins declining in Q2 mainly due to anticipated cost pressures and marketing investments in Brazil, as well as issues in some other markets. For the remainder of the year we are working towards a performance improvement in important countries like Argentina and Canada, which will face easier comparisons, while in Brazil we expect to continue benefitting from both macroeconomic conditions and our own performance. In addition, despite some pressure still to come due to sugar prices, our COGS per hectoliter performance should improve as this year unfavorable currency hedges are behind us and, as a result, our consolidated year-over-year organic EBITDA growth should be higher than the one delivered in H1 2010.” says João Castro Neves, Chief Executive Officer (CEO) for Ambev.

Second Quarter 2010 Results August 12, 2010 Page 3

Ambev Consolidated Income Statement

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Net Revenue	5,348.1	(0.2)	(286.9)	617.3	5,678.4	6.2%	11.5%
Cost of Goods Sold (COGS)	(1,724.4)	0.1	137.9	(352.6)	(1,939.0)	12.4%	20.4%
Gross Profit	3,623.7	(0.1)	(149.0)	264.7	3,739.4	3.2%	7.3%
Selling, General and Administrative (SG&A)	(1,701.8)	0.0	109.9	(179.5)	(1,771.3)	4.1%	10.5%
Other operating income	118.8	0.0	(3.1)	1.5	117.1	-1.4%	1.2%
Normalized Operating Income (normalized EBIT)	2,040.8	(0.1)	(42.2)	86.6	2,085.2	2.2%	4.2%
Special items above EBIT	(15.8)		0.5	0.1	(15.2)	-3.6%	-0.5%
Net Finance Results	(249.4)				(105.5)	-57.7%
Share of results of associates	0.2				(0.1)	-128.4%
Income Tax expense	(383.9)				(436.5)	13.7%
Profit	1,391.9				1,527.9	9.8%
Attributable to AmBev holders	1,375.6				1,510.2	9.8%
Attributable to non-controlling interests	16.4				17.7	7.8%
Normalized Profit	1,407.7				1,543.1	9.6%
Attributable to AmBev holders	1,391.4				1,525.5	9.6%

Normalized EBITDA	2,383.1	(0.1)	(72.4)	112.2	2,422.9	1.7%	4.7%

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Net Revenue	11,003.8	21.8	(769.2)	1,543.4	11,799.8	7.2%	14.0%
Cost of Goods Sold (COGS)	(3,621.5)	(13.0)	332.5	(636.0)	(3,938.0)	8.7%	17.6%
Gross Profit	7,382.3	8.8	(436.7)	907.3	7,861.8	6.5%	12.3%
Selling, General and Administrative (SG&A)	(3,319.0)	(4.4)	256.5	(455.2)	(3,522.1)	6.1%	13.7%
Other operating income	203.7	(0.1)	1.5	6.0	211.1	3.6%	3.0%
Normalized Operating Income (normalized EBIT)	4,267.0	4.3	(178.7)	458.2	4,550.7	6.6%	10.7%
Special items above EBIT	201.6		7.5	(290.8)	(81.6)	nm	nm
Net Finance Results	(574.2)				(292.1)	-49.1%
Share of results of associates	0.3				(0.0)	-118.4%
Income Tax expense	(890.1)				(998.1)	12.1%
Profit	3,004.6				3,178.8	5.8%
Attributable to AmBev holders	2,964.2				3,160.4	6.6%
Attributable to non-controlling interests	40.3				18.3	-54.5%
Normalized Profit	2,802.9				3,260.4	16.3%
Attributable to AmBev holders	2,762.6				3,242.1	17.4%

Normalized EBITDA	4,966.0	4.6	(238.9)	497.6	5,229.4	5.3%	10.0%

Second Quarter 2010 Results August 12, 2010 Page 4

AMBEV – CONSOLIDATED RESULTS

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Revenues per HL (R$) (*)	COGS per HL (R$) (*)

NORMALIZED EBITDA (R$ MM) (*)	NORMALIZED EBITDA Margin (%) (*)

(*) Q2 2007 data derive from BR GAAP figures and are presented just for reference purposes.

Second Quarter 2010 Results August 12, 2010 Page 5

Ambev Consolidated

The following table sets forth the consolidated results of Ambev for Q2 2010 and H2 2010 (YTD10).

Ambev delivered Normalized EBITDA of R$2,422.9 million in the quarter as a result of double-digit top line growth supported by strong volume and price increases across the regions. However, investments to support World Cup execution, currency and sugar hedges and higher cans and logistic costs versus last year adversely impacted our operational leverage in the period resulting in a margin contraction of 270 bps

Our year to date Normalized EBITDA totaled R$5,229.4 million representing a growth of 10.0% and a margin contraction of 160bps to 44.3%.

AmBev Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	34,076.5	-		2,819.5	36,896.0	8.3%	8.3%
Net Revenue	5,348.1	(0.2)	(286.9)	617.3	5,678.4	6.2%	11.5%
Net Revenue/hl	156.9	(0.0)	(7.8)	4.7	153.9	-1.9%	3.0%
COGS	(1,724.4)	0.1	137.9	(352.6)	(1,939.0)	12.4%	20.4%
COGS/hl	(50.6)	0.0	3.7	(5.7)	(52.6)	3.9%	11.2%
Gross Profit	3,623.7	(0.1)	(149.0)	264.7	3,739.4	3.2%	7.3%
Gross Margin	67.8%				65.9%	-190 bps	-260 bps
SG&A excl. deprec.&amort.	(1,548.9)	0.0	99.2	(176.2)	(1,625.8)	5.0%	11.4%
SG&A deprec.&amort.	(152.9)	-	10.7	(3.3)	(145.6)	-4.8%	2.2%
SG&A Total	(1,701.8)	0.0	109.9	(179.5)	(1,771.3)	4.1%	10.5%
Other operating income	118.8	0.0	(3.1)	1.5	117.1	-1.4%	1.2%
Normalized EBIT	2,040.8	(0.1)	(42.2)	86.6	2,085.2	2.2%	4.2%
Normalized EBIT Margin	38.2%				36.7%	-140 bps	-250 bps
Normalized EBITDA	2,383.1	(0.1)	(72.4)	112.2	2,422.9	1.7%	4.7%
Normalized EBITDA Margin	44.6%				42.7%	-190 bps	-270 bps

AmBev Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	71,344.7	305.8		6,172.1	77,822.6	9.1%	8.7%
Net Revenue	11,003.8	21.8	(769.2)	1,543.4	11,799.8	7.2%	14.0%
Net Revenue/hl	154.2	(0.4)	(9.9)	7.6	151.6	-1.7%	4.9%
COGS	(3,621.5)	(13.0)	332.5	(636.0)	(3,938.0)	8.7%	17.6%
COGS/hl	(50.8)	0.0	4.3	(4.1)	(50.6)	-0.3%	8.2%
Gross Profit	7,382.3	8.8	(436.7)	907.3	7,861.8	6.5%	12.3%
Gross Margin	67.1%				66.6%	-50 bps	-100 bps
SG&A excl. deprec.&amort.	(3,004.1)	(4.2)	233.1	(453.3)	(3,228.6)	7.5%	15.1%
SG&A deprec.&amort.	(314.9)	(0.1)	23.4	(1.9)	(293.5)	-6.8%	0.6%
SG&A Total	(3,319.0)	(4.4)	256.5	(455.2)	(3,522.1)	6.1%	13.7%
Other operating income	203.7	(0.1)	1.5	6.0	211.1	3.6%	3.0%
Normalized EBIT	4,267.0	4.3	(178.7)	458.2	4,550.7	6.6%	10.7%
Normalized EBIT Margin	38.8%				38.6%	-20 bps	-110 bps
Normalized EBITDA	4,966.0	4.6	(238.9)	497.6	5,229.4	5.3%	10.0%
Normalized EBITDA Margin	45.1%				44.3%	-80 bps	-160 bps

Second Quarter 2010 Results August 12, 2010 Page 6

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the Hila-Ex countries.

LAN delivered Normalized EBITDA of R$1,659.6 million in the quarter representing an organic growth of 9.9% with margin contraction of 310 bps. Our year to date Normalized EBITDA totaled R$3,735.0 million representing a growth of 14.3% and a margin contraction of 190 bps to 45.6%.

LAN Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	24,078.8			2,859.1	26,937.9	11.9%	11.9%
Net Revenue	3,344.9		(83.3)	603.9	3,865.4	15.6%	18.1%
Net Revenue/hl	138.9		(3.1)	7.7	143.5	3.3%	5.5%
COGS	(1,005.2)		54.2	(341.5)	(1,292.5)	28.6%	34.0%
COGS/hl	(41.7)		2.0	(8.2)	(48.0)	14.9%	19.8%
Gross Profit	2,339.7		(29.1)	262.4	2,572.9	10.0%	11.2%
Gross Margin	69.9%				66.6%	-340 bps	-410 bps
SG&A excl. deprec.&amort.	(1,043.2)		50.1	(145.0)	(1,138.1)	9.1%	13.9%
SG&A deprec.&amort.	(120.5)		5.5	5.2	(109.8)	-8.9%	-4.3%
SG&A Total	(1,163.8)		55.7	(139.9)	(1,248.0)	7.2%	12.0%
Other operating income	107.5		(0.8)	5.3	112.1	4.2%	4.9%
Normalized EBIT	1,283.5		25.8	127.8	1,437.0	12.0%	10.0%
Normalized EBIT Margin	38.4%				37.2%	-120 bps	-260 bps
Normalized EBITDA	1,496.4		15.3	148.0	1,659.6	10.9%	9.9%
Normalized EBITDA Margin	44.7%				42.9%	-180 bps	-310 bps

LAN Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	49,960.1			6,404.8	56,364.9	12.8%	12.8%
Net Revenue	6,999.5		(151.3)	1,351.1	8,199.3	17.1%	19.3%
Net Revenue/hl	140.1		(2.7)	8.1	145.5	3.8%	5.7%
COGS	(2,159.4)		96.3	(585.8)	(2,648.9)	22.7%	27.1%
COGS/hl	(43.2)		1.7	(5.5)	(47.0)	8.7%	12.7%
Gross Profit	4,840.1		(55.0)	765.3	5,550.4	14.7%	15.8%
Gross Margin	69.1%				67.7%	-150 bps	-200 bps
SG&A excl. deprec.&amort.	(1,991.5)		92.5	(354.9)	(2,253.9)	13.2%	17.8%
SG&A deprec.&amort.	(248.8)		10.5	11.3	(227.0)	-8.8%	-4.5%
SG&A Total	(2,240.2)		103.0	(343.7)	(2,480.9)	10.7%	15.3%
Other operating income	201.7		(0.8)	13.7	214.585	6.4%	6.8%
Normalized EBIT	2,801.5		47.1	435.4	3,284.1	17.2%	15.5%
Normalized EBIT Margin	40.0%				40.1%	bps	-130 bps
Normalized EBITDA	3,238.7		31.7	464.6	3,735.0	15.3%	14.3%
Normalized EBITDA Margin	46.3%				45.6%	-70 bps	-190 bps

Second Quarter 2010 Results August 12, 2010 Page 7

Ambev Brazil

Our Brazil business unit delivered Normalized EBITDA of R$1,683.1 million in the quarter, representing an organic growth of +11.7% and a margin contraction of 270 bps to 45.1%. Year to date our Normalized EBITDA totaled R$3,781.2 million, increasing 15.0% versus last year.

Our performance in Brazil for the second quarter 2010 as well as for the first half of the year was significantly impacted by SG&A growth driven by investment to support our brands and higher logistic costs. On COGS side, higher currency and sugar hedges combined with more expensive imported cans contributed to a margin contraction.

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	22,536.8			2,835.8	25,372.6	12.6%	12.6%
Net Revenue	3,150.2			580.1	3,730.4	18.4%	18.4%
Net Revenue/hl	139.8			7.2	147.0	5.2%	5.2%
COGS	(889.5)			(312.3)	(1,201.9)	35.1%	35.1%
COGS/hl	(39.5)			(7.9)	(47.4)	20.0%	20.0%
Gross Profit	2,260.7			267.8	2,528.5	11.8%	11.8%
Gross Margin	71.8%				67.8%	-400 bps	-400 bps
SG&A excl. deprec.&amort.	(945.7)			(116.6)	(1,062.3)	12.3%	12.3%
SG&A deprec.&amort.	(106.6)			6.4	(100.3)	-6.0%	-6.0%
SG&A Total	(1,052.4)			(110.2)	(1,162.6)	10.5%	10.5%
Other operating income	106.6			4.6	111.2	4.3%	4.3%
Normalized EBIT	1,314.9			162.2	1,477.1	12.3%	12.3%
Normalized EBIT Margin	41.7%				39.6%	-210 bps	-210 bps
Normalized EBITDA	1,506.2			176.8	1,683.1	11.7%	11.7%
Normalized EBITDA Margin	47.8%				45.1%	-270 bps	-270 bps

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	46,933.7			6,271.6	53,205.3	13.4%	13.4%
Net Revenue	6,631.2			1,275.0	7,906.1	19.2%	19.2%
Net Revenue/hl	141.3			7.3	148.6	5.2%	5.2%
COGS	(1,930.1)			(529.1)	(2,459.2)	27.4%	27.4%
COGS/hl	(41.1)			(5.1)	(46.2)	12.4%	12.4%
Gross Profit	4,701.0			745.9	5,447.0	15.9%	15.9%
Gross Margin	70.9%				68.9%	-200 bps	-200 bps
SG&A excl. deprec.&amort.	(1,784.9)			(304.1)	(2,088.9)	17.0%	17.0%
SG&A deprec.&amort.	(220.6)			14.7	(205.9)	-6.7%	-6.7%
SG&A Total	(2,005.5)			(289.4)	(2,294.9)	14.4%	14.4%
Other operating income	201.0			12.7	213.7	6.3%	6.3%
Normalized EBIT	2,896.5			469.3	3,365.8	16.2%	16.2%
Normalized EBIT Margin	43.7%				42.6%	-110 bps	-110 bps
Normalized EBITDA	3,287.4			493.8	3,781.2	15.0%	15.0%
Normalized EBITDA Margin	49.6%				47.8%	-170 bps	-170 bps

Second Quarter 2010 Results August 12, 2010 Page 8

Beer Brazil

Beer Brazil Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	16,633.2			2,286.9	18,920.1	13.7%	13.7%
Net Revenue	2,587.1			510.0	3,097.0	19.7%	19.7%
Net Revenue/hl	155.5			8.2	163.7	5.2%	5.2%
COGS	(692.7)			(215.0)	(907.8)	31.0%	31.0%
COGS/hl	(41.6)			(6.3)	(48.0)	15.2%	15.2%
Gross Profit	1,894.3			294.9	2,189.2	15.6%	15.6%
Gross Margin	73.2%				70.7%	-250 bps	-250 bps
SG&A excl. deprec.&amort.	(827.6)			(122.9)	(950.5)	14.8%	14.8%
SG&A deprec.&amort.	(80.4)			3.8	(76.6)	-4.7%	-4.7%
SG&A Total	(908.0)			(119.1)	(1,027.1)	13.1%	13.1%
Other operating income	76.3			11.3	87.5	14.8%	14.8%
Normalized EBIT	1,062.5			187.1	1,249.7	17.6%	17.6%
Normalized EBIT Margin	41.1%				40.4%	-70 bps	-70 bps
Normalized EBITDA	1,209.7			199.3	1,409.1	16.5%	16.5%
Normalized EBITDA Margin	46.8%				45.5%	-130 bps	-130 bps

Beer Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	34,508.9			5,133.4	39,642.3	14.9%	14.9%
Net Revenue	5,453.1			1,125.7	6,578.8	20.6%	20.6%
Net Revenue/hl	158.0			7.9	166.0	5.0%	5.0%
COGS	(1,479.5)			(383.1)	(1,862.6)	25.9%	25.9%
COGS/hl	(42.9)			(4.1)	(47.0)	9.6%	9.6%
Gross Profit	3,973.6			742.6	4,716.3	18.7%	18.7%
Gross Margin	72.9%				71.7%	-120 bps	-120 bps
SG&A excl. deprec.&amort.	(1,550.3)			(294.6)	(1,844.9)	19.0%	19.0%
SG&A deprec.&amort.	(167.5)			10.2	(157.4)	-6.1%	-6.1%
SG&A Total	(1,717.8)			(284.5)	(2,002.3)	16.6%	16.6%
Other operating income	149.2			22.7	171.9	15.2%	15.2%
Normalized EBIT	2,405.0			480.9	2,885.9	20.0%	20.0%
Normalized EBIT Margin	44.1%				43.9%	-20 bps	-20 bps
Normalized EBITDA	2,707.1			499.7	3,206.8	18.5%	18.5%
Normalized EBITDA Margin	49.6%				48.7%	-90 bps	-90 bps

Our beer volumes in Brazil grew 13.7% during Q2 2010 driven by industry growth supported by consumer disposable income growth and the World Cup, combined with a higher average market share in the quarter (+220 bps according to Nielsen) mainly as a result of the solid performance of our innovations.

Net Revenue/hl increased 5.2% in Q2 2010 mainly due to our price increases in line with inflation.

COGS/hl increased by 15.2% in the quarter due to higher can mix and packaging costs mainly as a result of higher currency hedges and imported cans, partially offset by gains in aluminum hedges.

SG&A, excluding depreciation and amortization increased by 14.8% in the period due to volume growth, general inflation, incremental investments behind our brands for the World Cup and higher logistic costs mainly as a result of change in sales mix towards the North and Northeast of the country, partially compensated by lower bonus accrual year over year.

Beer Brazil Normalized EBITDA increased by 16.5% reaching R$1,409.1 million in the quarter with year to date organic growth reaching 18.5%.

Second Quarter 2010 Results August 12, 2010 Page 9

CSD & NANC Brazil

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	5,903.5			549.0	6,452.5	9.3%	9.3%
Net Revenue	563.2			70.1	633.3	12.5%	12.5%
Net Revenue/hl	95.4			2.8	98.2	2.9%	2.9%
COGS	(196.8)			(97.3)	(294.1)	49.4%	49.4%
COGS/hl	(33.3)			(12.2)	(45.6)	36.7%	36.7%
Gross Profit	366.4			(27.2)	339.3	-7.4%	-7.4%
Gross Margin	65.1%				53.6%	-1150 bps	-1150 bps
SG&A excl. deprec.&amort.	(118.1)			6.3	(111.8)	-5.3%	-5.3%
SG&A deprec.&amort.	(26.3)			2.6	(23.7)	-9.8%	-9.8%
SG&A Total	(144.4)			8.9	(135.5)	-6.1%	-6.1%
Other operating income	30.3			(6.7)	23.7	-22.0%	-22.0%
Normalized EBIT	252.4			(24.9)	227.4	-9.9%	-9.9%
Normalized EBIT Margin	44.8%				35.9%	-890 bps	-890 bps
Normalized EBITDA	296.5			(22.5)	274.0	-7.6%	-7.6%
Normalized EBITDA Margin	52.6%				43.3%	-940 bps	-940 bps

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	12,424.8			1,138.2	13,563.0	9.2%	9.2%
Net Revenue	1,178.0			149.3	1,327.3	12.7%	12.7%
Net Revenue/hl	94.8			3.1	97.9	3.2%	3.2%
COGS	(450.6)			(146.0)	(596.6)	32.4%	32.4%
COGS/hl	(36.3)			(7.7)	(44.0)	21.3%	21.3%
Gross Profit	727.4			3.3	730.7	0.5%	0.5%
Gross Margin	61.7%				55.1%	-670 bps	-670 bps
SG&A excl. deprec.&amort.	(234.6)			(9.4)	(244.0)	4.0%	4.0%
SG&A deprec.&amort.	(53.1)			4.5	(48.5)	-8.5%	-8.5%
SG&A Total	(287.7)			(4.9)	(292.6)	1.7%	1.7%
Other operating income	51.8			(10.0)	41.8	-19.3%	-19.3%
Normalized EBIT	491.5			(11.6)	479.9	-2.4%	-2.4%
Normalized EBIT Margin	41.7%				36.2%	-560 bps	-560 bps
Normalized EBITDA	580.3			(5.9)	574.4	-1.0%	-1.0%
Normalized EBITDA Margin	49.3%				43.3%	-600 bps	-600 bps

Our CSD&Nanc Brazil business posted organic volume growth of 9.3% as a result of better industry conditions.

Net Revenues/hl grew 2.9% organically in the period driven by price increases last quarter partially offset by  adverse product mix.

COGS/hl increased by 36.7% due to higher packaging costs as a result of higher currency, PET resin and sugar prices.

SG&A, excluding depreciation and amortization, decreased 5.3% as a result of marketing investments phasing between first and second quarters and lower bonus accrual partially offset by general inflation and higher logistic costs while in the first half 2010 SG&A increased by 4.0%.

CSD & Nanc Brazil Normalized EBITDA decreased by 7.6 % and reached R$274.0 million in the quarter with year-to-date organic growth reaching -1.0%.

Second Quarter 2010 Results August 12, 2010 Page 10

HILA-ex Consolidated

HILA-Ex Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl) - Total	1,542.0			23.3	1,565.2	1.5%	1.5%
Beer Volume ('000 hl)	655.0			(24.8)	630.2	-3.8%	-3.8%
CSD Volume ('000 hl)	887.0			48.1	935.1	5.4%	5.4%
Net Revenue	194.7		(83.3)	23.8	135.1	-30.6%	12.2%
Net Revenue/hl	126.2		(53.2)	13.3	86.3	-31.6%	10.5%
COGS	(115.7)		54.2	(29.2)	(90.7)	-21.6%	25.2%
COGS/hl	(75.0)		34.6	(17.5)	(57.9)	-22.8%	23.4%
Gross Profit	79.0		(29.1)	(5.4)	44.4	-43.8%	-6.9%
Gross Margin	40.6%				32.9%	nm	nm
SG&A excl. deprec.&amort.	(97.5)		50.1	(28.5)	(75.8)	-22.2%	29.2%
SG&A deprec.&amort.	(13.9)		5.5	(1.2)	(9.6)	-31.1%	8.8%
SG&A Total	(111.4)		55.7	(29.7)	(85.4)	-23.3%	26.6%
Other operating income/expenses	1.0		(0.8)	0.7	0.9	-8.0%	70.5%
Normalized EBIT	(31.4)		25.8	(34.4)	(40.1)	nm	nm
Normalized EBIT Margin	-16.1%				-29.7%	nm	nm
Normalized EBITDA	(9.9)		15.3	(28.9)	(23.4)	nm	nm
Normalized EBITDA Margin	-5.1%				-17.4%	nm	nm

HILA-Ex Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl) - Total	3,026.5			133.2	3,159.7	4.4%	4.4%
Beer Volume ('000 hl)	1,202.7			11.6	1,214.3	1.0%	1.0%
CSD Volume ('000 hl)	1,823.8			121.7	1,945.4	6.7%	6.7%
Net Revenue	368.3		(151.3)	76.2	293.2	-20.4%	20.7%
Net Revenue/hl	121.7		(47.9)	19.0	92.8	-23.8%	15.6%
COGS	(229.3)		96.3	(56.7)	(189.8)	-17.3%	24.7%
COGS/hl	(75.8)		30.5	(14.8)	(60.1)	-20.7%	19.5%
Gross Profit	139.0		(55.0)	19.4	103.4	-25.6%	14.0%
Gross Margin	37.7%				35.3%	nm	nm
SG&A excl. deprec.&amort.	(206.6)		92.5	(50.9)	(165.0)	-20.1%	24.6%
SG&A deprec.&amort.	(28.2)		10.5	(3.4)	(21.0)	-25.3%	12.1%
SG&A Total	(234.7)		103.0	(54.3)	(186.0)	-20.7%	23.1%
Other operating income/expenses	0.7		(0.8)	1.0	0.9	24.3%	137.0%
Normalized EBIT	(95.0)		47.1	(33.9)	(81.7)	nm	nm
Normalized EBIT Margin	-25.8%				-27.9%	nm	nm
Normalized EBITDA	(48.8)		31.7	(29.2)	(46.3)	nm	nm
Normalized EBITDA Margin	-13.2%				-15.8%	nm	nm

HILA-ex volumes increased by 1.5% in Q2 2010 as a result of better market conditions in most countries in which we operate, partially offset by Venezuela beer volumes.

Net Revenue per hectoliter was up 10.5% due to pricing in line with inflation in the period.

COGS/hl increased by 23.4% in the quarter mainly as a result of currency devaluation pressure in Venezuela and sugar costs.

SG&A expenses, excluding depreciation and amortization, increased by 29.2% in the quarter, as a result of inflationary pressures in Venezuela and higher marketing investments in Dominican Republic.

HILA’s EBITDA decreased by R$28.9 million in the quarter mainly due to Venezuela results.

Second Quarter 2010 Results August 12, 2010 Page 11

Latin America South (LAS) - Quinsa

Our LAS operation improved its beer volume performance as a result of industry growth in the region with  market shares stable or growing in all countries. Our soft-drinks unit faced a tough scenario, with volume declines and cost pressures. We achieved an organic EBITDA growth of 7.3% and a consolidated EBITDA of R$300.2 million in the quarter, with a margin contraction of 150 bps, reaching 41.5%.

LAS Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	6,626.6	-		144.9	6,771.5	2.2%	2.2%
Net Revenue	794.6	(0.2)	(159.8)	89.2	723.9	-8.9%	11.2%
Net Revenue/hl	119.9	(0.0)	(23.6)	10.6	106.9	-10.9%	8.9%
COGS	(333.0)	0.1	71.5	(53.5)	(315.0)	-5.4%	16.1%
COGS/hl	(50.3)	0.0	10.6	(6.8)	(46.5)	-7.5%	13.6%
Gross Profit	461.6	(0.1)	(88.3)	35.7	408.9	-11.4%	7.7%
Gross Margin	58.1%				56.5%	-160 bps	-180 bps
SG&A excl. deprec.&amort.	(188.2)	0.0	39.0	(15.5)	(164.6)	-12.5%	8.2%
SG&A deprec.&amort.	(19.0)	-	4.5	(2.8)	(17.2)	-9.2%	14.6%
SG&A Total	(207.1)	0.0	43.5	(18.3)	(181.9)	-12.2%	8.8%
Other operating income/expenses	10.6	0.0	(2.3)	(5.0)	3.2	-69.9%	-47.7%
Normalized EBIT	265.0	(0.1)	(47.1)	12.4	230.3	-13.1%	4.7%
Normalized EBIT Margin	33.4%				31.8%	-150 bps	-200 bps
Normalized EBITDA	341.1	(0.1)	(65.7)	24.9	300.2	-12.0%	7.3%
Normalized EBITDA Margin	42.9%				41.5%	-140 bps	-150 bps

LAS Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	15,841.2	305.8		(182.1)	15,964.9	0.8%	-1.1%
Net Revenue	1,986.2	21.8	(498.3)	258.2	1,768.0	-11.0%	13.0%
Net Revenue/hl	125.4	(1.0)	(31.2)	17.6	110.7	-11.7%	14.0%
COGS	(788.7)	(13.0)	197.5	(92.2)	(696.4)	-11.7%	11.7%
COGS/hl	(49.8)	0.1	12.4	(6.3)	(43.6)	-12.4%	12.7%
Gross Profit	1,197.6	8.8	(300.8)	166.0	1,071.6	-10.5%	13.9%
Gross Margin	60.3%				60.6%	30 bps	50 bps
SG&A excl. deprec.&amort.	(388.2)	(4.2)	100.7	(71.5)	(363.3)	-6.4%	18.4%
SG&A deprec.&amort.	(39.5)	(0.1)	10.8	(6.0)	(34.8)	-11.9%	15.2%
SG&A Total	(427.7)	(4.4)	111.5	(77.5)	(398.0)	-6.9%	18.1%
Other operating income/expenses	(1.5)	(0.1)	2.3	(5.4)	(4.6)	210.7%	360.9%
Normalized EBIT	768.4	4.3	(186.9)	83.1	668.9	-12.9%	10.8%
Normalized EBIT Margin	38.7%				37.8%	-80 bps	-70 bps
Normalized EBITDA	926.2	4.6	(225.7)	101.8	806.9	-12.9%	11.0%
Normalized EBITDA Margin	46.6%				45.6%	-100 bps	-80 bps

Second Quarter 2010 Results August 12, 2010 Page 12

LAS Beer

LAS Beer			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	3,839.6	-		206.5	4,046.1	5.4%	5.4%
Net Revenue	564.2	(0.1)	(108.9)	69.2	524.5	-7.0%	12.3%
Net Revenue/hl	146.9	(0.0)	(26.9)	9.6	129.6	-11.8%	6.5%
COGS	(194.5)	0.1	38.4	(28.4)	(184.5)	-5.2%	14.6%
COGS/hl	(50.7)	0.0	9.5	(4.4)	(45.6)	-10.0%	8.7%
Gross Profit	369.7	(0.0)	(70.5)	40.9	340.0	-8.0%	11.0%
Gross Margin	65.5%				64.8%	-70 bps	-70 bps
SG&A excl. deprec.&amort.	(145.5)	0.0	28.2	(0.8)	(118.2)	-18.8%	0.6%
SG&A deprec.&amort.	(9.6)		2.4	(2.8)	(10.0)	4.1%	29.0%
SG&A Total	(155.1)	0.0	30.5	(3.6)	(128.2)	-17.4%	2.3%
Other operating income/expenses	8.3		(1.3)	(6.2)	0.8	-90.6%	-75.1%
Normalized EBIT	222.9	(0.0)	(41.3)	31.0	212.6	-4.6%	13.9%
Normalized EBIT Margin	39.5%				40.5%	100 bps	60 bps
Normalized EBITDA	280.6	(0.0)	(55.8)	43.0	267.7	-4.6%	15.3%
Normalized EBITDA Margin	49.7%				51.0%	130 bps	140 bps

LAS Beer			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	9,559.0	20.4		253.8	9,833.1	2.9%	2.7%
Net Revenue	1,435.6	6.4	(350.3)	207.4	1,299.0	-9.5%	14.4%
Net Revenue/hl	150.2	0.3	(35.6)	17.2	132.1	-12.0%	11.5%
COGS	(454.9)	(3.7)	105.2	(52.9)	(406.3)	-10.7%	11.6%
COGS/hl	(47.6)	(0.3)	10.7	(4.1)	(41.3)	-13.2%	8.7%
Gross Profit	980.7	2.7	(245.1)	154.4	892.7	-9.0%	15.7%
Gross Margin	68.3%				68.7%	40 bps	80 bps
SG&A excl. deprec.&amort.	(287.8)	(0.8)	69.7	(40.6)	(259.4)	-9.9%	14.1%
SG&A deprec.&amort.	(20.1)		5.6	(5.0)	(19.5)	-3.0%	25.0%
SG&A Total	(307.8)	(0.8)	75.4	(45.6)	(278.9)	-9.4%	14.8%
Other operating income/expenses	(1.0)		2.4	(6.5)	(5.0)	422.0%	671.1%
Normalized EBIT	671.9	1.9	(167.4)	102.4	608.8	-9.4%	15.2%
Normalized EBIT Margin	46.8%				46.9%	10 bps	30 bps
Normalized EBITDA	791.6	1.9	(195.8)	118.3	716.1	-9.5%	14.9%
Normalized EBITDA Margin	55.1%				55.1%	bps	20 bps

Beer volumes grew organically 5.4% in the quarter, reflecting a better performance in most of our markets and despite a still difficult environment in Argentina. We were able to either maintain or grow our market shares within the region with strong communication and support to our mainstream and premium brands.

Net Revenue/hl grew 6.5% in the quarter driven by price increases and revenue management initiatives, partly offset by higher trade spend. In addition, Stella Artois and our local premium brands continued to show a solid performance, contributing to our average sales price growth.

COGS/hl increased 8.7% in the period despite higher productivity in our plants and effective currency and aluminum hedges due to higher costs of malt, energy and the continuous pressure of increasing labor costs.

SG&A excluding depreciation and amortization increased 0.6% in the quarter driven by general inflation, higher personnel-related expenses and a strong marketing support to our brands, compensated by lower bonus accrual.

Quinsa Beer EBITDA increased 15.3% in the quarter totaling R$267.7 million, with margins increasing by 140 bps.

Second Quarter 2010 Results August 12, 2010 Page 13

LAS CSD & NANC

LAS CSD&Nanc			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	2,787.0	-		(61.6)	2,725.4	-2.2%	-2.2%
Net Revenue	230.4	(0.1)	(50.8)	19.9	199.4	-13.4%	8.7%
Net Revenue/hl	82.7	(0.0)	(18.6)	9.2	73.2	-11.5%	11.1%
COGS	(138.5)	0.1	33.2	(25.2)	(130.5)	-5.8%	18.2%
COGS/hl	(49.7)	0.0	12.2	(10.4)	(47.9)	-3.7%	20.9%
Gross Profit	91.9	(0.0)	(17.7)	(5.3)	68.9	-25.0%	-5.7%
Gross Margin	39.9%				34.6%	-530 bps	-530 bps
SG&A excl. deprec.&amort.	(42.6)	0.0	10.7	(14.5)	(46.4)	9.0%	34.1%
SG&A deprec.&amort.	(9.4)	-	2.1	0.0	(7.3)	-22.6%	0.0%
SG&A Total	(52.0)	0.0	12.8	(14.5)	(53.7)	3.3%	27.9%
Other operating income/expenses	2.3	0.0	(1.0)	1.2	2.4	6.2%	52.4%
Normalized EBIT	42.1	(0.0)	(5.9)	(18.6)	17.6	-58.2%	-44.1%
Normalized EBIT Margin	18.3%				8.8%	-940 bps	-890 bps
Normalized EBITDA	60.4	(0.0)	(9.8)	(18.2)	32.5	-46.3%	-30.0%
Normalized EBITDA Margin	26.2%				16.3%	-990 bps	-930 bps

LAS CSD&Nanc			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	6,282.3	285.4		(435.9)	6,131.8	-2.4%	-6.9%
Net Revenue	550.6	15.4	(148.0)	50.9	468.9	-14.8%	9.2%
Net Revenue/hl	87.6	(1.5)	(24.1)	14.4	76.5	-12.7%	16.5%
COGS	(333.7)	(9.3)	92.4	(39.3)	(290.0)	-13.1%	11.8%
COGS/hl	(53.1)	0.9	15.1	(10.1)	(47.3)	-11.0%	19.1%
Gross Profit	216.9	6.1	(55.6)	11.5	178.9	-17.5%	5.3%
Gross Margin	39.4%				38.1%	-120 bps	-140 bps
SG&A excl. deprec.&amort.	(100.4)	(3.4)	31.0	(30.9)	(103.9)	3.4%	30.8%
SG&A deprec.&amort.	(19.4)	(0.1)	5.2	(1.0)	(15.3)	-21.1%	5.1%
SG&A Total	(119.8)	(3.6)	36.2	(31.9)	(119.2)	-0.6%	26.6%
Other operating income/expenses	(0.5)	(0.1)	(0.1)	1.1	0.4	-177.8%	-209.4%
Normalized EBIT	96.5	2.4	(19.5)	(19.3)	60.1	-37.7%	-20.0%
Normalized EBIT Margin	17.5%				12.8%	-470 bps	-470 bps
Normalized EBITDA	134.6	2.7	(29.9)	(16.6)	90.8	-32.5%	-12.3%
Normalized EBITDA Margin	24.4%				19.4%	-510 bps	-480 bps

CSD & NANC volumes in Quinsa declined by 2.2% in the period driven by an industry contraction and a slight decline in market share in Argentina.

Net Revenues/hl registered an organic growth of 11.1% in the quarter, as a result of price increases and revenue management initiatives.

COGS/hl increased by 20.9% in the quarter as a result of higher sugar, pet and labor costs, partly compensated by lower costs of aluminum.

SG&A expenses, excluding depreciation and amortization, increased 34.1%, as a result mostly of personnel and transportation costs, general inflation and investments behind our brands.

Quinsa CSD & Nanc Normalized EBITDA decreased organically 30.0% in the quarter.

Second Quarter 2010 Results August 12, 2010 Page 14

Canada – Labatt

Canada Results			Currency	Organic		% As	%
R$ million	2Q09	Scope	Translation	Growth	2Q10	Reported	Organic
Volume ('000 hl)	3,371.1			(184.4)	3,186.7	-5.5%	-5.5%
Net Revenue	1,208.6		(43.8)	(75.8)	1,089.0	-9.9%	-6.3%
Net Revenue/hl	358.5		(13.7)	(3.0)	341.7	-4.7%	-0.8%
COGS	(386.1)		12.2	42.4	(331.5)	-14.1%	-11.0%
COGS/hl	(114.5)		3.8	6.7	(104.0)	-9.2%	-5.8%
Gross Profit	822.4		(31.6)	(33.4)	757.5	-7.9%	-4.1%
Gross Margin	68.0%				69.6%	150 bps	160 bps
SG&A excl. deprec.&amort.	(317.5)		10.1	(15.7)	(323.0)	1.7%	4.9%
SG&A deprec.&amort.	(13.4)		0.6	(5.7)	(18.5)	37.8%	42.6%
SG&A Total	(330.9)		10.8	(21.4)	(341.5)	3.2%	6.5%
Other operating income/expenses	0.7		(0.0)	1.2	1.9	157.1%	162.8%
Normalized EBIT	492.3		(20.9)	(53.6)	417.9	-15.1%	-10.9%
Normalized EBIT Margin	40.7%				38.4%	-240 bps	-200 bps
Normalized EBITDA	545.7		(22.0)	(60.7)	463.0	-15.1%	-11.1%
Normalized EBITDA Margin	45.2%				42.5%	-260 bps	-230 bps

Canada Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	5,543.3			(50.5)	5,492.8	-0.9%	-0.9%
Net Revenue	2,018.1		(119.6)	(66.0)	1,832.5	-9.2%	-3.3%
Net Revenue/hl	364.1		(21.8)	(8.7)	333.6	-8.4%	-2.4%
COGS	(673.4)		38.7	42.0	(592.7)	-12.0%	-6.2%
COGS/hl	(121.5)		7.0	6.5	(107.9)	-11.2%	-5.4%
Gross Profit	1,344.6		(80.9)	(24.0)	1,239.8	-7.8%	-1.8%
Gross Margin	66.6%				67.7%	100 bps	100 bps
SG&A excl. deprec.&amort.	(624.4)		39.9	(26.8)	(611.4)	-2.1%	4.3%
SG&A deprec.&amort.	(26.7)		2.1	(7.2)	(31.8)	19.3%	27.1%
SG&A Total	(651.1)		42.0	(34.1)	(643.2)	-1.2%	5.2%
Other operating income/expenses	3.5		(0.1)	(2.3)	1.1	-67.5%	-65.3%
Normalized EBIT	697.0		(39.0)	(60.3)	597.7	-14.3%	-8.7%
Normalized EBIT Margin	34.5%				32.6%	-190 bps	-190 bps
Normalized EBITDA	801.1		(44.9)	(68.7)	687.6	-14.2%	-8.6%
Normalized EBITDA Margin	39.7%				37.5%	-220 bps	-220 bps

Second quarter volumes decreased by 5.5%, as the Canada beer industry contracted 2.1% and Labatt lost 180 bps of domestic market share versus 2Q09.

Net Revenue/hl decreased by 0.8% in the quarter, as marginal increases in domestic prices were more than offset by a 15% appreciation in the Canadian dollar, which directly affects export revenues.

COGS/hl decreased by 5.8% in Q2 2010, as a result of reductions in production overhead and depreciation expenses, combined with lower hedge costs on our major raw materials (mainly aluminum, corn and rice) and improved production efficiencies throughout our breweries.

SG&A expenses, excluding depreciation and amortization, increased by 4.9% in Q2 2010. This increase was entirely due to incremental marketing investment compared to Q2 2009, with distribution plus administrative expenses actually declining vs prior year.

Normalized EBITDA declined by 11.1% in the quarter resulting in an EBITDA margin decline of 230 bps. Year-to-date organic growth was -8.6%.

Second Quarter 2010 Results August 12, 2010 Page 15

Other Operating Income/(Expenses)

Other operating income decreased R$1.7MM in the quarter basically as a result of an increase in government grants mostly offset by lower tax credits in 2010.

Other operating income/(expenses)	2Q10	2Q09	YTD10	YTD09

R$ million

Government grants	88.6	56.0	171.7	111.1
Tax recoverable	2.7	35.0	9.1	63.4
(Additions to)/Reversals of provisions	(1.1)	(2.8)	(9.1)	(6.9)
Net gain on disposal of property, plant and equipment and intangible assets	5.1	(0.4)	3.5	4.5
Other operating income/(expenses)	21.9	31.0	35.9	31.6

	117.1	118.8	211.1	203.7

Special items

Special items totaled R$15.2 million net losses in Q2 2010 compared to R$15.8 million losses in Q2 2009, while the year to date results were affected by losses related to Labatt Hamilton brewery closure expenses compared to gains from Labatt brands indemnity in 2009.

Special items	2Q10	2Q09	YTD10	YTD09

R$ million

Restructuring	(14.3)	(18.0)	(31.8)	(37.8)
Labatt brands indemnity	-	2.2	-	239.4
Labatt Hamilton Brewery closure expenses	(1.0)	-	(47.1)	-
Other	0.1	-	(2.7)	-

	(15.2)	(15.8)	(81.6)	201.6

Second Quarter 2010 Results August 12, 2010 Page 16

Net Finance Results

Ambev’s net finance result improved by R$143.9 million in Q2 2010 mainly because of: (i) lower net interest expenses, (ii) losses with respect to derivative instruments, which relate to the results of our ongoing hedging policy, and (iii) gains on non-derivative instruments related to currency effects over trade payables mainly in Venezuela and Labatt.

Net Finance Results R$ million	2Q10	2Q09	YTD 10	YTD 09

Interest income	91.4	37.6	171.8	70.8
Interest expenses	(171.8)	(206.9)	(316.3)	(488.0)
Gains/(losses) on derivative instruments	(11.6)	25.6	(54.3)	(80.3)
Gains/(losses) on non-derivative instruments	24.1	(65.4)	(23.2)	(2.2)
Taxes on financial transactions	(9.5)	(9.4)	(20.3)	(24.4)
Other financial costs, net	(28.0)	(30.9)	(49.8)	(50.0)

Net Finance Results	(105.5)	(249.4)	(292.1)	(574.2)

	June 2010			December 2009
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	1,083.4	2,535.2	3,618.6	359.9	4,009.6	4,369.5
Foreign Currency	440.4	2,749.0	3,189.4	441.2	2,450.6	2,891.8
Consolidated Debt	1,523.8	5,284.2	6,807.9	801.1	6,460.2	7,261.2

Cash and Equivalents			5,950.6			4,042.9
Short-Term Investiments			-			-

Net Debt			857.3			3,218.3

The Company’s total debt decreased from R$7,261.2 million in December 2009 to R$6,807.9 million in June 2010.

Second Quarter 2010 Results August 12, 2010 Page 17

Provision for Income Tax & Social Contribution

Our weighted nominal tax rate was 32.5% in the period compared to 32.7% in Q2 2009. The effective tax rate in Q2 2010 was 22.2% compared to Q2 2009 rate of 21.6%. The difference between both quarters are due mainly to a higher EBT, which is taxable at a full nominal rate.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution
R$ million	2Q10	2Q09	YTD 10	YTD 09

Profit before tax	1,964.4	1,775.8	4,176.9	3,894.7

Adjustment on taxable basis
Non-taxable net financial and other income	(155.7)	(125.0)	(243.1)	(451.5)
Non-taxable intercompany dividends	-	(0.3)	-	(0.6)
Goverment grants related to sales taxes	(88.6)	(56.0)	(171.7)	(111.1)
Hedge Results	(3.2)	113.9	5.0	273.2
Expenses not deductible for tax purposes	66.2	13.4	93.1	90.7
	1,783.0	1,721.8	3,860.2	3,695.4
Aggregated weighted nominal tax rate	32.5%	32.7%	32.9%	32.4%
Taxes – nominal rate	(579.9)	(562.4)	(1,268.8)	(1,198.8)

Adjustment on tax expense
Goverment grant on income tax	48.0	78.8	91.0	110.7
Deductible interest attributed to shareholders	94.4	85.9	204.1	173.2
Tax saving from goodwill amortization on tax books	32.1	38.1	64.2	76.1
Dividends withholding tax	(31.6)	14.5	(57.6)	(17.3)
Losses recognized in operations abroad, not deductible	2.2	(2.9)	(14.6)	(22.3)
Other tax adjustments	(1.7)	(35.8)	(16.5)	(11.7)
Income tax and social contribution expense	(436.5)	(383.9)	(998.1)	(890.1)
Effective tax rate	22.2%	21.6%	23.9%	22.9%

Non-controlling Interest

Non-controlling interest in subsidiaries corresponded to a total expense of R$ 17.7 million in Q2 2010 compared to an expense of R$ 16.4 million in Q2 2009.

Profit

Ambev posted a profit of R$1,510.2 million in the period compared to R$1,375.6 million during the same period last year, an increase of 9.8%. Excluding special items (mainly restructuring costs), our net income increased by 9.6% to R$1,525.5 million.                                                                                                        .

Second Quarter 2010 Results August 12, 2010 Page 18

Reconciliation between Normalized EBITDA and Profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net Finance Results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	2Q10	2Q09	YTD 10	YTD 09
Profit - AmBev holders	1,510.2	1,375.6	3,160.4	2,964.2
Non-controlling interest	17.7	16.4	18.3	40.3
Income tax expense	436.5	383.9	998.1	890.1
Profit Before Taxes	1,964.4	1,775.8	4,176.9	3,894.7
Share of results of associates	0.1	(0.2)	0.0	(0.3)
Net Finance Results	105.5	249.4	292.1	574.2
Special items	15.2	15.8	81.6	(201.6)
Normalized EBIT	2,085.2	2,040.8	4,550.7	4,267.0
Depreciation & Amortization - total	338.4	342.3	713.2	699.1
Depreciation & Amortization - special items	0.7	-	34.6	-
Normalized EBITDA	2,422.9	2,383.1	5,229.4	4,966.0

Shareholding Structure

The table below shows Ambev’s shareholding structure as of June 30, 2010.

AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	258,073,843	74.1%	125,723,064	46.4%	383,796,907	62.0%
FAHZ	58,906,751	16.9%	0	0.0%	58,906,751	9.5%
Market	31,116,958	8.9%	145,279,694	53.6%	176,396,652	28.5%
Outstanding	348,097,552	100.0%	271,002,758	100.0%	619,100,310	100.0%
Treasury	112,986		159,233		272,219
TOTAL	348,210,538		271,161,991		619,372,529
Free float BM&FBovespa	30,253,643	8.7%	96,945,938	35.8%	127,199,581	20.5%
Free float NYSE	863,315	0.2%	48,333,756	17.8%	49,197,071	7.9%

Second Quarter 2010 Results August 12, 2010 Page 19

Q2 2010 EARNINGS CONFERENCE CALL

Speakers:	João Castro Neves Chief Executive Officer for Ambev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	August 12th, 2010 (Thursday)

Time:	12:00 (Brasília time) 11:00 (EDT)

Phone number:	US participants	+ 1(800) 860-2442
	International participants	+ 1(412) 858-4600

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: www.Ambev.com.br/Investidores/2Q10Webcast.html

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website: www.Ambev.com.br/Investidores/2Q10Webcast.html. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 442790# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations Department:

Eduardo Salles	Rafael Ávila
(5511) 2122-1415	(5511) 2122-1414
ir@Ambev.com.br	acrmba@Ambev.com.br

www.Ambev.com.br/investidores/

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SUPPLEMENTAL FINANCIAL INFORMATION Second Quarter 2010 Results August 12, 2010 Pág. 20

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	2Q10	2Q09%		2Q10	2Q09%		2Q10	2Q09%		2Q10	2Q09%		2Q10	2Q09%		2Q10	2Q09%		2Q10	2Q09%
Volumes (000 hl)	18,920	16,633	13.7%	6,453	5,904	9.3%	25,373	22,537	12.6%	6,772	6,627	2.2%	1,565	1,542	1.5%	3,187	3,371	-5.5%	36,896	34,076	8.3%

R$ million
Net Sales	3,097.0	2,587.1	19.7%	633.3	563.2	12.5%	3,730.4	3,150.2	18.4%	723.9	794.6	11.2%	135.1	194.7	12.2%	1,089.0	1,208.6	-6.3%	5,678.4	5,348.1	11.5%
% of Total	54.5%	48.4%		11.2%	10.5%		65.7%	58.9%		12.7%	14.9%		2.4%	3.6%		19.2%	22.6%		100.0%	100.0%
COGS	(907.8)	(692.7)	31.0%	(294.1)	(196.8)	49.4%	(1,201.9)	(889.5)	35.1%	(315.0)	(333.0)	16.1%	(90.7)	(115.7)	25.2%	(331.5)	(386.1)	-11.0%	(1,939.0)	(1,724.4)	20.4%
% of Total	46.8%	40.2%		15.2%	11.4%		62.0%	51.6%		16.2%	19.3%		4.7%	6.7%		17.1%	22.4%		100.0%	100.0%
Gross Profit	2,189.2	1,894.3	15.6%	339.3	366.4	-7.4%	2,528.5	2,260.7	11.8%	408.9	461.6	7.7%	44.4	79.0	-6.9%	757.5	822.4	-4.1%	3,739.4	3,623.7	7.3%
% of Total	58.5%	52.3%		9.1%	10.1%		67.6%	62.4%		10.9%	12.7%		1.2%	2.2%		20.3%	22.7%		100.0%	100.0%
SG&A	(1,027.1)	(908.0)	13.1%	(135.5)	(144.4)	-6.1%	(1,162.6)	(1,052.4)	10.5%	(181.9)	(207.1)	8.8%	(85.4)	(111.4)	26.6%	(341.5)	(330.9)	6.5%	(1,771.3)	(1,701.8)	10.5%
% of Total	58.0%	53.4%		7.7%	8.5%		65.6%	61.8%		10.3%	12.2%		4.8%	6.5%		19.3%	19.4%		100.0%	100.0%
Other operating income/(expenses)	87.5	76.3	14.8%	23.7	30.3	-22.0%	111.2	106.6	4.3%	3.2	10.6	-47.7%	0.9	1.0	70.5%	1.9	0.7	162.8%	117.1	118.8	1.2%
% of Total	74.7%	64.2%		20.2%	25.5%		94.9%	89.7%		2.7%	8.9%		0.8%	0.8%		1.6%	0.6%		100.0%	100.0%
Normalized EBIT	1,249.7	1,062.5	17.6%	227.4	252.4	-9.9%	1,477.1	1,314.9	12.3%	230.3	265.0	4.7%	(40.1)	(31.4)	nm	417.9	492.3	-10.9%	2,085.2	2,040.8	4.2%
% of Total	59.9%	52.1%		10.9%	12.4%		70.8%	64.4%		11.0%	13.0%		-1.9%	-1.5%		20.0%	24.1%		100.0%	100.0%
Normalized EBITDA	1,409.1	1,209.7	16.5%	274.0	296.5	-7.6%	1,683.1	1,506.2	11.7%	300.2	341.1	7.3%	(23.4)	(9.9)	nm	463.0	545.7	-11.1%	2,422.9	2,383.1	4.7%
% of Total	58.2%	50.8%		11.3%	12.4%		69.5%	63.2%		12.4%	14.3%		-1.0%	-0.4%		19.1%	22.9%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.3%	-26.8%		-46.4%	-34.9%		-32.2%	-28.2%		-43.5%	-41.9%		-67.1%	-59.4%		-30.4%	-32.0%		-34.1%	-32.2%
Gross Profit	70.7%	73.2%		53.6%	65.1%		67.8%	71.8%		56.5%	58.1%		32.9%	40.6%		69.6%	68.0%		65.9%	67.8%
SG&A	-33.2%	-35.1%		-21.4%	-25.6%		-31.2%	-33.4%		-25.1%	-26.1%		-63.2%	-57.2%		-31.4%	-27.4%		-31.2%	-31.8%
Other operating income/(expenses)	2.8%	2.9%		3.7%	5.4%		3.0%	3.4%		0.4%	1.3%		0.7%	0.5%		0.2%	0.1%		2.1%	2.2%
Normalized EBIT	40.4%	41.1%		35.9%	44.8%		39.6%	41.7%		31.8%	33.4%		-29.7%	-16.1%		38.4%	40.7%		36.7%	38.2%
Normalized EBITDA	45.5%	46.8%		43.3%	52.6%		45.1%	47.8%		41.5%	42.9%		-17.4%	-5.1%		42.5%	45.2%		42.7%	44.6%

Per Hectoliter - (R$/hl)
Net Sales	163.7	155.5	5.2%	98.2	95.4	2.9%	147.0	139.8	5.2%	106.9	119.9	8.9%	86.3	126.2	10.5%	341.7	358.5	-0.8%	153.9	156.9	3.0%
COGS	(48.0)	(41.6)	15.2%	(45.6)	(33.3)	36.7%	(47.4)	(39.5)	20.0%	(46.5)	(50.3)	13.6%	(57.9)	(75.0)	23.4%	(104.0)	(114.5)	-5.8%	(52.6)	(50.6)	11.2%
Gross Profit	115.7	113.9	1.6%	52.6	62.1	-15.3%	99.7	100.3	-0.7%	60.4	69.7	5.4%	28.4	51.2	-8.3%	237.7	244.0	1.5%	101.3	106.3	-0.9%
SG&A	(54.3)	(54.6)	-0.6%	(21.0)	(24.5)	-14.1%	(45.8)	(46.7)	-1.9%	(26.9)	(31.3)	6.5%	(54.5)	(72.2)	24.8%	(107.2)	(98.1)	12.6%	(48.0)	(49.9)	2.1%
Other operating income/(expenses)	4.6	4.6	0.9%	3.7	5.1	-28.6%	4.4	4.7	-7.3%	0.5	1.6	-48.9%	0.6	0.6	68.0%	0.6	0.2	178.1%	3.2	3.5	-6.5%
Normalized EBIT	66.1	63.9	3.4%	35.2	42.7	-17.6%	58.2	58.3	-0.2%	34.0	40.0	2.4%	(25.6)	(20.4)	106.4%	131.1	146.0	-5.7%	56.5	59.9	-3.7%
Normalized EBITDA	74.5	72.7	2.4%	42.5	50.2	-15.5%	66.3	66.8	-0.8%	44.3	51.5	5.0%	(15.0)	(6.4)	286.1%	145.3	161.9	-6.0%	65.7	69.9	-3.3%

SUPPLEMENTAL FINANCIAL INFORMATION Second Quarter 2010 Results August 12, 2010 Pág. 21

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%
Volumes (000 hl)	39,642	34,509	13.7%	13,563	12,425	9.2%	53,205	46,934	13.4%	15,965	15,841	-1.1%	3,160	3,026	4.4%	5,493	5,543	-0.9%	77,823	71,345	8.7%

R$ million
Net Sales	6,578.8	5,453.1	20.6%	1,327.3	1,178.0	12.7%	7,906.1	6,631.2	19.2%	1,768.0	1,986.2	13.0%	293.2	368.3	20.7%	1,832.5	2,018.1	-3.3%	11,799.8	11,003.8	14.0%
% of Total	55.8%	49.6%		11.2%	10.7%		67.0%	60.3%		15.0%	18.1%		2.5%	3.3%		15.5%	18.3%		100.0%	100.0%
COGS	(1,862.6)	(1,479.5)	25.9%	(596.6)	(450.6)	32.4%	(2,459.2)	(1,930.1)	27.4%	(696.4)	(788.7)	11.7%	(189.8)	(229.3)	24.7%	(592.7)	(673.4)	-6.2%	(3,938.0)	(3,621.5)	17.6%
% of Total	47.3%	40.9%		15.2%	12.4%		62.4%	53.3%		17.7%	21.8%		4.8%	6.3%		15.1%	18.6%		100.0%	100.0%
Gross Profit	4,716.3	3,973.6	18.7%	730.7	727.4	0.5%	5,447.0	4,701.0	15.9%	1,071.6	1,197.6	13.9%	103.4	139.0	14.0%	1,239.8	1,344.6	-1.8%	7,861.8	7,382.3	12.3%
% of Total	60.0%	53.8%		9.3%	9.9%		69.3%	63.7%		13.6%	16.2%		1.3%	1.9%		15.8%	18.2%		100.0%	100.0%
SG&A	(2,002.3)	(1,717.8)	16.6%	(292.6)	(287.7)	1.7%	(2,294.9)	(2,005.5)	14.4%	(398.0)	(427.7)	18.1%	(186.0)	(234.7)	23.1%	(643.2)	(651.1)	5.2%	(3,522.1)	(3,319.0)	13.7%
% of Total	56.8%	51.8%		8.3%	8.7%		65.2%	60.4%		11.3%	12.9%		5.3%	7.1%		18.3%	19.6%		100.0%	100.0%
Other operating income/(expenses)	171.9	149.2	15.2%	41.8	51.8	-19.3%	213.7	201.0	6.3%	(4.6)	(1.5)	360.9%	0.9	0.7	137.0%	1.1	3.5	-65.3%	211.1	203.7	3.0%
% of Total	81.4%	73.2%		19.8%	25.4%		101.2%	98.7%		-2.2%	-0.7%		0.4%	0.4%		0.5%	1.7%		100.0%	100.0%
Normalized EBIT	2,885.9	2,405.0	20.0%	479.9	491.5	-2.4%	3,365.8	2,896.5	16.2%	668.9	768.4	10.8%	(81.7)	(95.0)	nm	597.7	697.0	-8.7%	4,550.7	4,267.0	10.7%
% of Total	63.4%	56.4%		10.5%	11.5%		74.0%	67.9%		14.7%	18.0%		-1.8%	-2.2%		13.1%	16.3%		100.0%	100.0%
Normalized EBITDA	3,206.8	2,707.1	18.5%	574.4	580.3	-1.0%	3,781.2	3,287.4	15.0%	806.9	926.2	11.0%	(46.3)	(48.8)	nm	687.6	801.1	-8.6%	5,229.4	4,966.0	10.0%
% of Total	61.3%	54.5%		11.0%	11.7%		72.3%	66.2%		15.4%	18.7%		-0.9%	-1.0%		13.1%	16.1%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.3%	-27.1%		-44.9%	-38.3%		-31.1%	-29.1%		-39.4%	-39.7%		-64.7%	-62.3%		-32.3%	-33.4%		-33.4%	-32.9%
Gross Profit	71.7%	72.9%		55.1%	61.7%		68.9%	70.9%		60.6%	60.3%		35.3%	37.7%		67.7%	66.6%		66.6%	67.1%
SG&A	-30.4%	-31.5%		-22.0%	-24.4%		-29.0%	-30.2%		-22.5%	-21.5%		-63.5%	-63.7%		-35.1%	-32.3%		-29.8%	-30.2%
Other operating income/(expenses)	2.6%	2.7%		3.1%	4.4%		2.7%	3.0%		-0.3%	-0.1%		0.3%	0.2%		0.1%	0.2%		1.8%	1.9%
Normalized EBIT	43.9%	44.1%		36.2%	41.7%		42.6%	43.7%		37.8%	38.7%		-27.9%	-25.8%		32.6%	34.5%		38.6%	38.8%
Normalized EBITDA	48.7%	49.6%		43.3%	49.3%		47.8%	49.6%		45.6%	46.6%		-15.8%	-13.2%		37.5%	39.7%		44.3%	45.1%

Per Hectoliter - (R$/hl)
Net Sales	166.0	158.0	5.0%	97.9	94.8	3.2%	148.6	141.3	5.2%	110.7	125.4	14.0%	92.8	121.7	15.6%	333.6	364.1	-2.4%	151.6	154.2	4.9%
COGS	(47.0)	(42.9)	9.6%	(44.0)	(36.3)	21.3%	(46.2)	(41.1)	12.4%	(43.6)	(49.8)	12.7%	(60.1)	(75.8)	19.5%	(107.9)	(121.5)	-5.4%	(50.6)	(50.8)	8.2%
Gross Profit	119.0	115.1	3.3%	53.9	58.5	-8.0%	102.4	100.2	2.2%	67.1	75.6	14.9%	32.7	45.9	9.2%	225.7	242.6	-0.9%	101.0	103.5	3.4%
SG&A	(50.5)	(49.8)	1.5%	(21.6)	(23.2)	-6.8%	(43.1)	(42.7)	0.9%	(24.9)	(27.0)	19.1%	(58.9)	(77.6)	17.9%	(117.1)	(117.5)	6.2%	(45.3)	(46.5)	4.7%
Other operating income/(expenses)	4.3	4.3	0.3%	3.1	4.2	-26.1%	4.0	4.3	-6.2%	(0.3)	(0.1)	nm	0.3	0.2	nm	0.2	0.6	nm	2.7	2.9	-5.2%
Normalized EBIT	72.8	69.7	4.5%	35.4	39.6	-10.6%	63.3	61.7	2.5%	41.9	48.5	11.9%	(25.9)	(31.4)	nm	108.8	125.7	-7.8%	58.5	59.8	1.9%
Normalized EBITDA	80.9	78.4	3.1%	42.4	46.7	-9.3%	71.1	70.0	1.5%	50.5	58.5	12.0%	(14.6)	(16.1)	nm	125.2	144.5	-7.7%	67.2	69.6	1.3%

Second Quarter 2010 Results August 12, 2010 Page 22

CONSOLIDATED BALANCE SHEET
R$ million	June 2010	December 2009
Assets
Non-Current Assets
Property, plant and equipment	6,604.2	6,595.1
Goodwill	17,548.7	17,527.5
Intangible assets	1,916.0	1,932.6
Investments in associates	20.9	24.3
Investment securities	269.6	246.9
Deferred tax assets	1,356.7	1,368.5
Employee benefits	13.7	13.7
Trade and other receivables	1,930.6	2,089.3
	29,660.3	29,797.8

Current assets
Investment securities	21.5	73.3
Inventories	1,699.2	1,488.1
Income tax receivable	336.3	986.2
Trade and other receivables	3,335.3	3,652.5
Cash and cash equivalents	5,950.6	4,042.9
Assets held for sale	60.2	60.2
	11,403.1	10,303.2

Total Assets	41,063.4	40,101.0

Equity and Liabilities
Equity
Issued capital	7,367.4	6,832.1
Reserves	(1,363.4)	(1,365.6)
Retained earnings	17,922.0	16,550.9
Equity attributable to equity holders of AmBev	23,926.1	22,017.4
Non-controlling interests	235.4	278.7

Non-Current Liabilities
Interest-bearing loans and borrowings	5,284.2	6,460.2
Employee benefits	771.7	767.9
Deferred tax liabilities	562.0	502.2
Trade and other payables	641.0	663.6
Provisions	949.8	919.4
	8,208.6	9,313.2

Current Liabilities
Bank overdrafts	36.4	18.6
Interest-bearing loans and borrowings	1,523.8	801.1
Income tax and social contribution payable	813.0	1,296.0
Trade and other payables	6,213.4	6,279.9
Provisions	106.8	96.2
	8,693.3	8,491.7

Total Liabilities	16,901.9	17,804.9

Total equity and liabilities	41,063.4	40,101.0

Second Quarter 2010 Results August, 2010 Page 23

CONSOLIDATED STATEMENT OF OPERATIONS
R$ million	2Q10	2Q09	YTD 10	YTD 09

Net sales	5,678.4	5,348.1	11,799.8	11,003.8
Cost of sales	(1,939.0)	(1,724.4)	(3,938.0)	(3,621.5)
Gross profit	3,739.4	3,623.7	7,861.8	7,382.3

Sales and marketing expenses	(1,462.0)	(1,307.2)	(2,885.6)	(2,611.4)
Administrative expenses	(309.3)	(394.6)	(636.6)	(707.7)
Other operating income/(expenses)	117.1	118.8	211.1	203.7

Normalized EBIT	2,085.2	2,040.8	4,550.7	4,267.0

Special items	(15.2)	(15.8)	(81.6)	201.6

Profit from operations (EBIT)	2,070.0	2,025.0	4,469.1	4,468.6

Net Finance Cost	(105.5)	(249.4)	(292.1)	(574.2)
Share of results of associates	(0.1)	0.2	(0.0)	0.3

Profit before tax	1,964.4	1,775.8	4,176.9	3,894.7

Income tax expense	(436.5)	(383.9)	(998.1)	(890.1)

Profit	1,527.9	1,391.9	3,178.8	3,004.6
Attributable to:
Equity holders of AmBev	1,510.2	1,375.6	3,160.4	2,964.2
Non-controlling interest	17.7	16.4	18.3	40.3

Nº of basic shares outstanding (millions)	620.0	615.4	617.8	614.7
Nº of diluted shares outstanding (millions)	621.7	616.3	619.5	615.4

Basic earnings per share – preferred	2.57	2.36	5.39	5.08
Basic earnings per share – common	2.34	2.14	4.90	4.62
Diluted earnings per share– preferred	2.57	2.35	5.38	5.08
Diluted earnings per share– common	2.33	2.14	4.89	4.61

Second Quarter 2010 Results August, 2010 Page 24

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ million	2Q10	2Q09	YTD 10	YTD 09
Cash Flows from Operating Activities
Profit	1,527.9	1,391.9	3,178.8	3,004.6
Depreciation, amortization and impairment	337.6	341.6	713.2	702.5
Impairment losses on receivables and inventories	25.2	23.6	52.9	39.7
Additions/(reversals) in provisions and employee benefits	58.5	11.3	120.4	49.7
Net finance cost	105.5	249.4	292.1	574.2
Other non-cash items included in the profit	41.1	16.8	58.0	75.7
Loss/(gain) on sale of property, plant and equipment and intangible assets	(5.1)	(0.3)	(3.5)	(4.7)
Loss/(gain) on assets held for sale	-	0.7	-	0.2
Equity-settled share-based payment expense	28.9	37.0	53.4	57.1
Income tax expense	436.5	383.9	998.1	890.1
Share of result of associates	0.1	(0.2)	0.0	(0.3)
Cash flow from operating activities before changes in working capital and use of provisions	2,556.1	2,455.9	5,463.5	5,388.7
Decrease/(increase) in trade and other receivables	(516.2)	(224.7)	(91.7)	8.3
Decrease/(increase) in inventories	(156.1)	150.3	(248.0)	9.5
Increase/(decrease) in trade and other payables	669.1	(36.1)	(155.2)	(1,145.0)
Cash generated from operations	2,552.9	2,345.2	4,968.5	4,261.4
Interest paid	(106.6)	(387.4)	(229.4)	(569.7)
Interest received	82.8	43.9	116.8	61.4
Income tax paid	(162.7)	(10.6)	(605.4)	(193.1)
Cash flow from operating activities	2,366.4	1,991.1	4,250.5	3,560.0
Proceeds from sale of property, plant and equipment	11.4	13.7	21.2	26.1
Proceeds from sale of intangible assets	-	0.3	-	1.1
Repayments of loans granted	0.5	0.4	0.8	0.6
Acquisition of subsidiaries, net of cash acquired	-	(62.3)	-	(62.3)
Purchase of non-controlling interest	2.6	(3.9)	-	(4.6)
Acquisition of property, plant and equipment	(494.3)	(320.8)	(713.0)	(474.8)
Acquisition of intangible assets	(33.5)	(65.6)	(33.9)	(65.7)
Net proceeds/(acquisition) of debt securities	57.2	61.2	41.6	(2.3)
Net proceeds/(acquisition) of other assets	-	3.4	-	4.5
Cash flow from investing activities	(456.1)	(373.7)	(683.4)	(577.5)
Capital increase	-	65.9	-	65.9
Capital increase of non-controlling interests	-	-	41.8	-
Proceeds from borrowings	46.3	716.5	157.5	1,141.9
Proceeds/repurchase of treasury shares	14.4	11.4	15.0	22.4
Repayment of borrowings	(603.1)	(1,927.1)	(833.9)	(2,521.4)
Cash net finance costs other than interests	(26.8)	119.4	(60.2)	139.4
Payment of finance lease liabilities	(2.7)	(3.9)	(3.3)	(4.5)
Dividends paid	(992.7)	(241.7)	(1,023.8)	(471.3)
Cash flow from financing activities	(1,564.7)	(1,259.5)	(1,706.8)	(1,627.6)
Net increase/(decrease) in cash and cash equivalents	345.6	358.0	1,860.3	1,355.0
Cash and cash equivalents less bank overdrafts at beginning of period	5,547.7	4,255.4	4,024.3	3,280.0
Effect of exchange rate fluctuations	21.0	(367.9)	29.7	(389.4)
Cash and cash equivalents less bank overdrafts at end of period	5,914.3	4,245.6	5,914.3	4,245.6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer